UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

             Information To Be Included In Statements Filed Pursuant
     To Rule 13d-1(a) And Amendments Thereto Filed Pursuant To Rule 13d-2(a)
                               (Amendment No. 5 )


                              Benjamin Moore & Co.
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                                (Name of Issuer)

                   Common Stock, Par Value $3.33 1/3 Per Share
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                         (Title of Class of Securities)

                                    615649100
                            ------------------------
                                 (CUSIP Number)

                            John T. Rafferty,
            51 Chestnut Ridge Road, Montvale, NJ 07645 (201) 573-9600
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                     November 8, 2000 Shareholders Agreement
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             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [___]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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CUSIP No.  615649100                                          Page 2 of 6 Pages
          -----------                                              --   --
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    1      NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

           Benjamin M. Belcher, Jr.
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [ ]
                                                               (b) [X]

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    3      SEC USE ONLY

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    4      SOURCE OF FUNDS*

           No Funds Involved - 00
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    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)                       [  ]

           Not Applicable
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    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America
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                                7     SOLE VOTING POWER

                                      319,317
                             ---------------------------------------------------
         NUMBER OF              8     SHARED VOTING POWER
          SHARES
        BENEFICIALLY                  2,399,691
          OWNED BY           ---------------------------------------------------
           EACH                 9     SOLE  DISPOSITIVE POWER
        REPORTING
        PERSON WITH                   319,317
                             ---------------------------------------------------
                               10     SHARED DISPOSITIVE POWER

                                      2,399,691
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   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,719,008
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   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                  [ X ]

           Excludes 8,472 shares owned by wife as to which 8,472 shares beneficial ownership is disclaimed.
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   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           10.3% based on 26,469,381 shares outstanding on December 5, 2000.
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   14      TYPE OF REPORTING PERSON*

           IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

Item 1.    Security and Issuer.

           Common Stock, Par Value $3.33 1/3 Per Share
           Benjamin Moore & Co.
           51 Chestnut Ridge Road
           Montvale, New Jersey  07645

Item 2.    Identity and Background.

           (a)   Benjamin M. Belcher, Jr.

           (b)   Benjamin Moore & Co.
                 51 Chestnut Ridge Road
                 Montvale, New Jersey  07645

           (c) Director, Benjamin Moore & Co.; Manufacture, sale and distribution of a broad line of coatings (paints, stains and clear finishes) and production finishes coatings.

           (d)   No.

           (e)   No.

           (f)   United States of America

Item 3.    Source and Amount of Funds or Other Consideration.

                 No funds involved.

Item 4.    Purpose of Transaction.

           In connection with the tender offer by B Acquisition, Inc., a New Jersey Corporation ("Purchaser") and a wholly owned subsidiary of Berkshire Hathaway Inc., a Delaware Corporation ("Berkshire") disclosed in the Tender Offer Statement on Schedule TO dated November 17, 2000, to purchase all of the outstanding shares of common stock (the "Shares") of Benjamin Moore & Co., a New Jersey Corporation (the "Company") at a purchase price of $37.82 per share (the "Offer Price"), and the Agreement and Plan of Merger, dated as of November 8, 2000, by and among Berkshire, Purchaser and the Company (the "Merger Agreement"), the reporting person, on behalf of himself and the trusts for which he serves as a trustee (excluding the Company's Employees' Stock Ownership Plan), entered into a shareholders agreement, dated as of November 8, 2000,

                                  SCHEDULE 13D

           with Berkshire and Purchaser (the "Shareholders Agreement"), pursuant to which the reporting person, among other things, (1) agreed to tender all Shares owned by him and the trusts for which he serves as a trustee, excluding the Shares held by the Company's Employees' Stock Ownership Plan ("Reporting Person's Shares") pursuant to the tender offer, (2) granted to Berkshire and Purchaser an option, exercisable under certain limited circumstances, to purchase all of the Reporting Person's Shares at the price per Share paid in the tender offer, and (3) agreed to vote all Reporting Person's Shares in favor of the merger of Purchaser and the Company and the Merger Agreement and against any alternative acquisition proposal, in each case subject to and on the conditions set forth in the Shareholders Agreement.

           The foregoing summary of the Shareholders Agreement is qualified in its entirety by reference to the Shareholders Agreement, a copy of which is included herein as Exhibit 3.1.

           Except as set forth in this Item 4, the reporting person has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of
           Schedule 13D of the Securities Exchange Act of 1934, as amended.

Item 5.    Interest in Securities of the Issuer.

           (a)   2,719,008-10.3%. The 2,719,008 shares consist of 316,317
                 shares as to which there is sole voting and dispositive power, 3,000 shares under a nonemployee director stock option under the Benjamin Moore & Co. 1998 Stock Incentive Plan which are currently exercisable and as to which there would be sole voting and dispositive power, and 2,399,691 shares as to which there is shared voting and dispositive power. Of the 2,399,691 shares, 1,154,699 shares are held by trusts under a will, of which the reporting person is a co-trustee, 144,000 shares are held by six trusts as to which the reporting person is a co-trustee and 1,100,992 shares are held by the Company's Employees' Stock Ownership Plan, which shares are voted at the direction of the Employee Participants.

                 At December 5, 2000 there were 26,469,381 shares of Common Stock, Par Value $3.33 1/3 Per Share, issued and outstanding.

           (b)   sole power to vote or to direct the vote:   319,317

                 shared power to vote or to direct the vote:   2,399,691

                                  SCHEDULE 13D

                 sole power to dispose or to direct the disposition of:  319,317 shared power to dispose or to direct the disposition of:
                 2,399,691

                 The shared power to vote or to direct the disposition of 2,399,691 shares is shared under trusts with Sara B. Wardell, Richard Roob, Yvan Dupuy and Charles C. Vail, each of whom is a Director of Benjamin Moore & Co., the Issuer, and two individuals having no affiliation with the Issuer. As to all of the named persons, the answers in subparagraphs (b) through
                 (f) of Item 2 above, except for the title and the fact that Yvan Dupuy is a citizen of Canada, are applicable and are to be deemed repeated herein as to such persons and, provided further, that Richard Roob, Yvan Dupuy and Charles C. Vail are the Chairman of the Board of Directors, President & Chief Executive Officer and Senior Vice President & Chief Administrative Officer, respectively, of the Issuer. As to the individuals having no affiliation with the Issuer, the answers in subparagraphs (d) through (f) of Item 2 above are applicable and are to be deemed repeated herein as to such persons.

           (c)   None.

           (d)   Not Applicable.

           (e)   Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

           The reporting person entered into the Shareholders Agreement on November 8, 2000 with Berkshire and Purchaser, which is described in
           Item 4 above.

Item 7.    Material to Be Filed As Exhibits.

           3.1 Shareholders Agreement, dated as of November 8, 2000, by and among Berkshire, Purchaser and certain shareholders of the Company signatories thereto (Incorporated by reference to the Form 8-K filed by the Company on November 9, 2000).

                                  SCHEDULE 13D

                                    Signature

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                 s/Benjamin M. Belcher, Jr.
                                                 ------------------------------
                                                 Signature
Date:  December 6, 2000                          Benjamin M. Belcher, Jr.
                                                 Individual